EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Provident New York Bancorp:

We consent to the incorporation by reference in the annual report on Form 10-K of Provident New York Bancorp and subsidiaries of our report dated December 11, 2006 relating to the consolidated statements of financial condition of Provident New York Bancorp and subsidiaries as of September 30, 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the two year period ended September 30, 2006, which report appears in the September 30, 2007 annual report on Form 10-K of Provident New York Bancorp and subsidiaries.

KPMG LLP

New York, New York

December 13, 2007